              A   M   E   X      M   I   N   I   N   G      C   O   R   P

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

July 8, 2011

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on July 8, 2011 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

Drilling will resume shortly at Los Zorros in Chile where SAMEX is exploring for multiple precious metal deposits within a district of widespread occurrences of gold, silver, copper and barite.

Item 5:

Full Description of Material Change

Drilling will resume shortly at Los Zorros in Chile where SAMEX is exploring for multiple precious metal deposits within a district of widespread occurrences of gold, silver, copper and barite.

The drilling is following up exploration results from earlier drilling and a Titan-24 geophysical survey which refined understanding of existing project targets and also outlined important new targets (see News Release No. 4-11 dated April 18, 2011 "SAMEX Makes Exploration Breakthrough At Cinchado; Multiple Gold Intercepts At Milagro & Milagro Pampa – Los Zorros District, Chile" and graphic plates at www.samex.com).  Drilling will start in the Cinchado Project area and is also planned for the high-priority Nora Project.  In addition, other targets outlined by the Titan 24 geophysical survey and recent reconnaissance work may be tested later in the program.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 8th day of July, 2011.

“Larry D. McLean”

Director